EXHIBIT 3.2
Certificate Eliminating Series of Preferred Stock
From the
Certificate of Incorporation
of
Spectrum Pharmaceuticals, Inc.
(Pursuant to Section 151(g) of the Delaware General Corporation Law)
Spectrum Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does herby certify:
1. The name of the Corporation is Spectrum Pharmaceuticals, Inc.
2. The series of shares of preferred stock of the Corporation to which this certificate relates are the Series B Junior Participating Preferred Stock.
3. The powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the Corporation’s Series B Junior Participating Preferred Stock were provided for in resolutions adopted by the Board of Directors of the Corporation pursuant to the authority expressly vested in it by the provisions of the Certificate of Incorporation of the Corporation. A Certificate setting forth such resolutions have been heretofore filed with the Secretary of State of Delaware pursuant to the provisions of Section 151(g) of the DGCL.
4. No shares of the Corporation’s Series B Junior Participating Preferred Stock are outstanding.
5. The Board of Directors of the Corporation has adopted the following resolutions:

WHEREAS, in connection with a rights agreement dated as of December 12, 2000, between Spectrum Pharmaceuticals, Inc. (the “Company”) and Computershare Trust Company, N.A. (formerly U.S. Stock Transfer Corporation), as amended from time to time (the “2000 Rights Agreement”), the Company filed a Certificate of Designation, Preferences and Privileges creating a series of preferred stock termed the Series B Junior Participating Preferred Stock; and

WHEREAS, on December 13, 2010, the 2000 Rights Agreement terminates according to its terms.
NOW, THEREFORE, BE IT RESOLVED, that on the date hereof no shares of the Company’s Series B Junior Participating Preferred Stock are outstanding and that no shares of the Series B Junior Participating Preferred Stock will be issued subject to the Certificate of Designation, Preferences and Privileges previously filed with respect to the Series B Junior Participating Preferred Stock.
RESOLVED FURTHER, that, if on December 13, 2010, the foregoing resolutions remain true, the appropriate officers of the Company are directed to file with the Secretary of State of the State of Delaware, on or after December 13, 2010, a certificate pursuant to DGCL § 151(g) setting forth the foregoing resolutions in order to eliminate from the Company’s Amended Certificate of Incorporation all matters set forth in the previously filed Certificate of Designation, Preferences and Privileges with respect to the Series B Junior Participating Preferred Stock.

IN WITNESS WHEREOF, this Certificate is executed on this 9th day of December, 2010.

/s/ Shyam Kumaria

Name:	Shyam Kumaria
Title:	Senior Vice President, Finance